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March 17, 2009


U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:Martin James, Senior Assistant Chief Accountant and/or Kate Tillan, Assistant Chief Accountant

Re:     Biomerica, Inc.
        Form 10-KSB for the Fiscal Year Ended May 31, 2008
        Filed August 29, 2008
        Form 10-Q for the Quarterly Period Ended November 30, 2008 File No. 000-08765


Dear Mr. James and Ms. Tillan:

The following are our responses to your letter dated March 4, 2009, numbered in the order of your letter.

    1.   Form 10-Q for the Quarterly Period Ended November 30, 2008

         Item 4. Controls and Procedures, page 13

SEC COMMENTS:

    1. Please refer to prior comment 3. We note from the proposed revisions to your disclosure in your response that the wording is still not consistent with the language that appears in the definition of "disclosure controls and procedures" set forth in Rule 13a-15(e) of the Exchange Act. For example, we note that you use the word "declared" in place of "disclosed". Please either remove the language in your future filings or revise the disclosure so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

    2. Further we note from your response that you intend to add disclosure in future filings stating, in part, that "any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives". Please revise future filings to state clearly, if true, that your disclosure controls and procedures are DESIGNED TO provide reasonable assurance of achieving their objectives and that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No.
         33-8238, available on our website at
         http://www.sec.gov/rules/final/33-8238.htm.
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RESPONSE: In response to both comments above, in future filings the Company will modify its Item 4. Controls and Procedures paragraph to read as follows:

         4. CONTROLS AND PROCEDURES.

         DISCLOSURE CONTROLS AND PROCEDURES

     Our management evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as of the end of the period covered by this report. Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. The disclosure controls and procedures have been designed to provide reasonable assurance of achieving their objectives and the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at the "reasonable assurance" level. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that we file and submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms; and (2) accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

     There have been no changes in our internal control over financial reporting identified in connection with the evaluation that occurred during our last fiscal quarter that has materially affected, or that is reasonably likely to materially affect, our internal control over financial reporting.

     Please let us know if you need anything else from us at this time in order to respond to this letter and, if so, we will respond quickly to your request.

          Sincerely,

          /s/ Janet Moore
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          Janet Moore
          Chief Financial Officer